March 13, 2006

Mr. Mel L. Shultz
Manager
JDMD Investments, L.L.C.
2400 E. Arizona Biltmore Circle, Bldg. 2, Suite 1270
Phoenix, Arizona 85016

	Re:	Stratford American Corporation
      Schedule 13E-3
		Filed February 10, 2006
		File No. 05-40361

		Preliminary Proxy Statement on Schedule 14A
		Filed February 10, 2006
		File No. 0-17078

		Form 10-KSB for the Fiscal Year Ended December 31, 2004
		Filed March 31, 2005

Form 10-QSB for the Fiscal Quarters Ended September 30, 2005, June 30, 2005 and March 31, 2005
		Filed November 14, 2005, August 15, 2005 and May 16,
2005

Dear Mr. Shultz:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



General

1. Where comments on one document or section also relate to disclosure in another document or section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

2. Update the documents to provide the latest available information.
For example, disclose (1) which closing conditions have been satisfied, (2) the status of any subsequent offers/ proposals that you received, and (3) your stock price history. To the extent that you use brackets to reflect disclosure that will be updated as of the record date, such as the amount and percentage of shares your officers and directors hold, please disclose the most current information that you possess.

3. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a going private transaction. See
Securities Act Section 27A(b)(1)(E) and Exchange Act Section 21E(b)(1)(E). Therefore, please do not cite the statutory safe harbor in any communication you issue regarding the going private transaction. For instance, we note that you cite to it in the press release you issued pertaining to the transaction on January 31, 2006.

Schedule 13E-3

General

4. Please tell us what consideration was given as to whether
Messrs.
Colangelo, Eaton, Jensen and Shultz, the Shultz Revocable Trust,
DCE
Investments LLC and KBKM Real Estate, LLC are affiliates engaged in the going private transaction and, accordingly, should be filing persons. For help in making this determination, please review
Section II.D.3. of our Current Issues Outline, publicly available at our website at www.sec.gov. Please note that each filing person is required to comply with the filing, disclosure and dissemination requirements of Schedule 13E-3, including the fairness determination.
See Q&A No. 5 of Release No. 34-17719 (April 13, 1981). Further, in this regard, it does not appear that the 13E-3 contains this information as it applies to JDMD, Stratford Holdings and Stratford
Acquisition.

5. We note that JDMD acquired shares in a private purchase during November of 2005. Please advise as to what consideration was given to whether this purchase was the first step in the going private transaction.



Financial Information, page 11

6. It appears that you have not provided the information required by
Item 1010(c)(4) of Regulation M-A. Revise or advise. In this regard, your selected financial presentation of Stratford`s financial statements should disclose the ratio of earnings to fixed charges in a manner consistent with Item 503(d) of Regulation S-K. See Item 1010(c)(4) of Regulation M-A. We remind you that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(c)(4) is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(c)(4) of Regulation M-A requires that you present Stratford`s ratio of earnings to fixed charges "in a manner consistent with 503(d) of Regulation S-K." The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the company has any fixed charges.

7. Although you may disseminate summary financial information to comply with the requirements of Item 13 of Schedule 13E-3, you must disclose directly or incorporate by reference the information required by Item 1010(a) of Regulation M-A. See Instruction 1 to
Item 13 of Schedule 13E-3. In this regard, we note that you attempt to incorporate by reference financial information that is incorporated by reference in your proxy statement. Please revise to eliminate this "double incorporation" and specifically incorporate the required financial information in your Schedule 13E-3. See 12b-
23(b) of the Exchange Act.

Preliminary Proxy Statement on Schedule 14A

General

8. As is currently drafted, it does not appear that the proxy statement complies with Item 1013 of Regulation M-A as required by
Item 7 of Schedule 13E-3. Each Schedule 13E-3 filing person must state the purpose(s) and reason(s) for engaging in the going private transaction. This requirement is distinct from any disclosure supporting a fairness determination. For instance, the Background of
Merger subsection does not adequately address why each filing person
proposes that Stratford go private and why it is doing so now. Similarly, the alternatives considered by each filing person are not adequately disclosed.  Nor are the effects upon all filing persons
-
such as the ownership level each will have in the company if the merger occurs, and their particular tax consequences as a result of the transaction - clearly conveyed. Revise accordingly. We may have further comment.

9. Confirm that you will file with the Commission all materials used to aid in the solicitation of proxies, such as any scripts that will be read to investors who vote by telephone, and any internet or other materials, including instructions and forms of proxy, that will be made available to telephone and internet voters and that you have not already filed as an exhibit to this registration statement. See Rule
14a-6(c) of the Proxy Rules.

10. Provide us with a copy of any diagrams, pictures or graphic information that you wish to include in this document. We may have additional comments.

11. Continue to monitor the requirement to update your financial statements, as indicated in Rule 3-12 of Regulation S-X.

12. We note that you issued a press release pertaining to the transaction on January 31, 2006, and filed it under cover of Form 8-
K. In the future, please consider the application of Rule 14a-12 with respect to any written communications regarding matters that are or may be subject to proxy solicitation.

Summary Term Sheet

13. Your summary term sheet is 6 pages long.  You should revise it to
comply with Item 1001 of Regulation M-A and the Instructions to that
Item, as required by Item 1 of Schedule 13E-3. The summary term sheet should address all of the most material terms of the transaction and should begin on the first or second page of the
disclosure document provided to security holders.   In this
regard,
we note that you additionally address several of the material terms of the transaction in the form of a Q&A. Note that your summary term sheet should replace this section, as all of these terms should be addressed briefly in one section at the front of the document, rather than having two sections of your preliminary proxy statement with substantially similar information. See Part II.F.2.a of SEC Release
No. 33-7760 (October 22, 1999) for a discussion of the items that should be discussed in the summary term sheet.

14. Present JDMD as a separate participant, prior to the discussion of Stratford Holdings Investment, L.L.C. Indicate clearly their preexisting affiliations with the company. This comment applies to
"The Participants" on page 17 as well.

15. Where appropriate, we suggest that you provide a chart diagramming the current ownership structure of the merging parties and the eventual structure of the combined company.
16. Please consider placing information that directly affects shareholders toward the beginning of your summary term sheet. For example, we note that your discussion of important federal tax consequences does not appear until after your discussion of required regulatory approval, other conditions to closing, and termination of the merger agreement.
17. Please disclose the expected time period between the vote and closing.

18. Please disclose the deadline for receipt of proxies and instructions cards to vote with respect to the merger.

Revocation of Proxies, page 2
19. We note that written revocations must be received prior to the time the stockholders of record vote at the special meeting. Please clarify whether notices of revocation will be received all the way up until the time of the special meeting, or whether such revocations will not be accepted after a certain date and/or time.

Interests of Certain Persons in the Merger, page 3

20. Provide enhanced detail. For example, if new employment agreements provide improved terms or new benefits for any of the directors and officers who will remain in their respective positions with the surviving corporation, discuss those provisions. Also, if change of control or similar payments will be received by your directors and/or executive officers, please revise to disclose and quantify. Further, add a cross-reference to the more detailed discussion of conflicts that appears later in the text whenever you state the board`s recommendation. We may have additional comments.

Merger Financing, page 4

21. We note that JDMD intends to finance the merger through use of your cash reserves and other cash available to it. Please clarify the source(s) of JDMD`s "other cash" and specify whether the $250,000 it has deposited on a non-refundable basis in a segregated account is associated with this "other cash."
Conditions to the Merger, page 4

22. Disclose which conditions have been satisfied and update the status of others as appropriate.
23. We note your disclosure that completion of the merger depends upon "other closing conditions" that are described elsewhere in the proxy statement. Please be sure that the summary includes all of the material conditions to consummation of the merger. In addition, please disclose which, if any, of the closing conditions are likely to be waived by either party. You also should state that the companies will recirculate revised proxy materials and resolicit proxies if there are any material changes in the terms of the merger, including those that result from waivers. If applicable, make corresponding changes with respect to your disclosure under the headings "Conditions to Completing the Merger" and "Amendments and Termination of the Merger Agreement" on page 39.

Federal Income Tax Consequences, page 6

24. Revise your statement that the reader "should" consult with his/her own tax advisor as the term "should" suggests obligation.
You may replace the admonition with language to the effect that you recommend or encourage that consultation.

Questions and Answers about the Merger, page 7

Who can vote on the merger agreement?, page 8

25. Please indicate whether shareholders may vote their proxies by telephone and/or internet. If so, please state the phone number and/or web address where shareholders may vote their proxies. Also, clarify whether internet and telephone voters must use the same procedure to revoke or change their votes as they used to cast their original votes.

What happens if I do not return a proxy card?, page 9
26. Revise to clarify the effect of the failure to vote with respect to the special meeting. For instance, if a quorum is not present, disclose whether there will be a reduction in the number of votes required to approve the proposal based on the number of shareholders who fail to vote in person or by proxy and whether such reduction would be on a one-for-one basis.

Cautionary Statement Concerning Forward-Looking Information, page
10

27. We note your statement that you assume no obligation to update any forward-looking statements made in the proxy statement or elsewhere. As you know, Rule 13e-3(d)(2) imposes an obligation to amend the disclosure document in a going private transaction to reflect any material changes to the information previously reported.
Please revise your disclaimer to more clearly state when you intend to update or amend the filing to reflect changes to forward-looking information you have disclosed.


Information Concerning the Special Meeting, page 13

Adjournments and Postponements, page 16
28. We note your disclosure that the special meeting may be adjourned or postponed for the purpose of soliciting additional proxies. As you know, a proposal to adjourn the meeting to enable you to solicit additional votes to ensure passage of a proposal is not an action on which proxies may be voted in reliance upon the discretionary authority permitted by Rule 14a-4(d). You may wish to expand the proxy statement and proxy card to include a proposal to adjourn the meeting if you anticipate difficulties in obtaining a quorum or in gathering sufficient votes to pass any of the proposed matters. Please revise your disclosure elsewhere in the registration statement consistent with this comment.

Special Factors, page 18

Background of the Merger, page 18

29. Provide a more detailed description of the merger background.
While you identify each meeting that occurred and the participants, you cite the topic discussed but provide little description as to the substance of those discussions of that meeting. For example, please:

* disclose when the directors and management of Stratford began discussing the future directions of Stratford`s business.

* revise to better explain the financial situation of the company, and in particular, any financial difficulties, so that investors may further understand why you are engaging in this transaction at this time. See Item 1013(c) of Regulation M-A.

* specify the details of the proposals made by JDMD and others, such as explaining why JDMD increased its offer to $0.80 per share,

* provide a brief description of the types of "questions" asked during meetings or discussions with any financial advisors,

* clarify the nature of any material, non-public information provided to third parties during these negotiations and provide us with copies of such,

* identify the person(s) who represented the company in its discussions with the eight bidders prior to the discussions with JDMD.
The above examples and additional comments which follow on specific meetings should not be viewed as exhaustive on this matter.

30. You disclose that Stratford engaged Meagher on November 8,
2004.
However, we note that it wasn`t until early February 2005 that Meagher sent solicitations of interest to potential buyers.
Please
revise your background to disclose any board actions, discussions or meetings, conducted with or without Meagher, that occurred between November 8, 2004 and February of 2005. If no actions, discussions or meetings took place, please explain why.

31. Please file all reports, opinions and appraisals materially related to the transaction, written or oral, that the companies or their boards received from any third party as exhibits to the
Schedule 13E-3 pursuant to Item 1016(c) of Regulation M-A. Among other items, the materials could include analyses, talking papers, drafts, summaries or outlines. This would also include preliminary and final reports. For example, it appears that the studies conducted by Meagher that address the market value of Stratford`s properties should be filed as exhibits to the 13E-3. Also, in accordance with Item 1015(b) or Regulation M-A, your disclosure should include a materially complete description of Meagher`s most recent reports. To the extent material differences exist between Meagher`s preliminary report(s) and its most recent report, your proxy statement should summarize the differences.

32. We note that Stratford paid an initial retainer to Meagher and is obligated to pay commission based upon the cumulative sales price of the oil and gas properties. Please revise to quantify. See Item
1015(b)(4) of Regulation M-A.

33. You disclose that on December 29, 2005 Mel Shultz and David Eaton, on behalf of JDMD, submitted a buyout proposal to the board of directors of Stratford. Please revise to disclose the steps that led to JDMD making this proposal. In view of the fact that Meagher continued to market the property, what led JDMD to be formed and to submit a buyout proposal to the board?

34. Please clarify all of the alternatives considered at each stage of the discussions. For instance, when your board of directors and management began discussing the future direction of your business, please explicitly state each alternative considered. See Item 1013(b) of Regulation M-A.

35. We note that bids for the entire package of properties ranged from $1.75 million to $2.925 million. Please revise to disclose the range of implied per share value of the company that would result from a sale price in that range and explain how the value was derived. Similarly, please revise to also disclose the implied per share value based upon the engineering studies conducted by Meagher.
For example, what is the implied per share value of Stratford based on Meagher`s studies that resulted in the properties having a value of $4.5 million. Did the board consider this when determining if the transaction is fair to its unaffiliated security holders?

36. Discuss the substance and timing of all material offers and counteroffers during the course of the negotiations with JDMD.

37. Expand the first full paragraph on page 19 to explain in more detail why "none of the bids was acceptable." In this regard, you should expand your disclosure to include a materially complete discussion of why management did not pursue any of the bids. See
Item 1014(f) of Regulation M-A.

38. On pages 19 and 27, you indicate that Meagher is continuing to "market the properties on its website" and that "process will continue through the shareholder vote and possibly thereafter." Explain the impact of any such sales on the consideration to be received by the disinterested shareholders. Clarify whether the amounts that might be received might exceed the consideration that is being paid by JDMD and, if so, the impact of occurrence upon the Board`s fairness determination.

39. Expand the fourth full paragraph to indicate the total price being paid by JDMD, not simply the per share price. Also, revise to disclose how the $0.75 and the $0.80 per share was derived by JDMD.
Is the per share price based exclusively on the value of the oil and gas properties of Stratford that it was attempting to sell or the oil and gas properties and the cash proceeds that primarily make up your assets?

40. In the same paragraph, indicate the market price of your common stock at the time that JDMD made their offer.

41. Summarize in the proxy statement all material non-public information, including projections and potential synergies, exchanged among and relied upon by the parties. Also provide us with copies of the materials exchanged.

42. You disclose that the board unanimously adopted resolutions approving and adopting the merger agreement between Stratford and JDMD. Please revise to disclose

Purpose of the Merger, page 20

43. Describe the current business conditions in the industries in which Stratford and JDMD operate and how these conditions weigh in favor or against the merger.

Recommendations of the Board of Directors; Reasons for Recommending...,page 22

44. The factors considered in determining fairness must be
explained
in enough detail for investors to understand them. Conclusory statements or listing of generalized areas of consideration, such as
"inability to attract analyst coverage, market attention and institutional shareholder investment" and "inability to increase shareholder value, despite [Stratford`s] active marketing of the oil and gas properties" are not acceptable.  Revise this section and each
section addressing each filing persons` fairness determination to explain how each of the factors listed supports or does not support the fairness of the merger, to the extent you have not done so. Quantify these factors to the extent practicable. We remind you to specifically address each of the factors set forth in Instruction
2
to Item 1014 of Regulation M-A. For example, it does not appear that you address the going concern value of Stratford as set forth in Instruction (2)(iv) to Item 1014 of Regulation M-A.

In this regard, we also remind you that each filing person must expressly indicate and discuss whether they believe the transaction is fair to unaffiliated shareholders. Refer to Item 8 of Schedule 13E-3 and Q&A No. 5 in Exchange Act Release No. 34-17719 (April 13,
1981). The fairness determination here does not clearly reflect that standard.

45. Please note that to the extent any filing person is relying on Stratford`s analysis to satisfy its Item 1014 requirements, that filing person must specifically adopt the analysis as its own.
See
Item 1014(b) of Regulation M-A and Q&A Nos. 5 and 21 in Exchange
Act
Release No. 34-17719.

46. With a view toward clarified disclosure, please indicate whether the board unanimously in favor of the transaction. If not, state the number of directors who voted in favor of the transaction.

47. Absent disclosure to the contrary, it appears that all members of the Board participated in the vote to accept the JDMD offer and in the fairness recommendation. Given that at least four of the Board members are affiliates of JDMD, explain how the Board was able to make a fairness determination. Address what consideration was given to establishing a committee of independent or disinterested directors to make a fairness determination. Similarly, did the board consider an unaffiliated representative to act solely on behalf of unaffiliated security holders? If not, please explain why the board concluded that these additional safeguards were not necessary to determine the fairness of this transaction to the unaffiliated security holders. See Item 1014(d) of Regulation M-A.

48. Define the meaning of disinterested shareholders. Revise throughout the document to ensure that any determination of fairness relates to the unaffiliated shareholders.

49. We note the board`s consideration of the tax effects of the transaction on cashed-out shareholders. Revise to clarify the board`s consideration of the tax effects of the transaction on the participants of the merger and remaining affiliates.

Effects of the Merger, page 26

50. Please expand this section to ensure that you include a thorough discussion of the detriments of this transaction on unaffiliated security holders. See Instruction 2 to Item 1013 of Regulation M-A.
For example, but without limitation, it appears that one of the adverse effects of this transaction will be that unaffiliated security holders will be required to surrender their shares involuntarily in exchange for a cash price determined by Stratford and JDMD and that shareholders will not have the right to liquidate their shares at a time and for a price of their choosing. See Item
1013(d) of Regulation M-A.

The Merger Agreement, page 33

Fees and Expenses, page 40

51. We note that only Stratford is potentially liable for termination fees in an amount not to exceed $200,000. Disclose in the background section why Stratford`s board did not insist on a comparable termination fee provision that could require payment by JDMD.

Where Shareholders Can Find More Information, page 43

52. Given that you have a market capitalization of $3,169,000 as of your most recent Form 10-KSB, tell us why you believe that you are eligible to incorporate by reference. See Note E to Schedule 14A.

Exhibits

Form of Proxy

53. When you file the next version of the revised materials, please label the form of proxy as "preliminary." You may remove this "preliminary" label once you have filed in definitive form. See
Rule
14a-6(e)(1) of the Exchange Act.


Form 10-KSB for the Fiscal Year Ended December 31, 2004

Controls and Procedures

54. We note your statement that your disclosure controls and procedures were effective to ensure that the information you are required to disclose is "recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms." Please confirm, if true, that your certifying officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Also confirm this for each Form 10-QSB cited above and ensure to include such language in the future.

Closing Comments

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3740 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.

								Sincerely,


								H. Roger Schwall
								Assistant Director

cc:  J. Wynn

      via facsimile
      Karen McConnell, Esq.
      Fennemore Craig, P.C.
      (602) 916-5507
??

??

??

??

Mr. Mel L. Shultz
Stratford American Corporation
March 13, 2006
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

  DIVISION OF CORPORATION FINANCE
MAIL STOP 7010